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DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES

issued by

Voya Insurance and Annuity Company

and its

Separate Account B

Supplement Dated May 1, 2016

The supplement only affects you if you purchased the Minimum Guaranteed Income Benefit Rider with Form Number IU-RA-1047(08/06)) in a State that has approved the Enhancement Offer described herein.

This supplement updates the prospectus for your variable annuity contract and describes a limited time offer we are making to owners of the Minimum Guaranteed Income Benefit Rider with Form Number IU-RA-1047(08/06). Please read this supplement carefully and keep it with your prospectus for future reference. If you have any questions, please contact your financial representative or Customer Service at 1-877-235-8564. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

ENHANCED ANNUITIZATION OFFER FOR CONTRACTS WITH THE MINIMUM GUARANTEED INCOME BENEFIT RIDER

Overview. Voya Insurance and Annuity Company (“the Company,” “we,” “us” or “our”) is endorsing certain versions of the Minimum Guaranteed Income Benefit Rider with Form Number IU-RA-1047(08/06) (the “MGIB Rider”) to make an Enhanced Annuitization Offer (the “Enhancement Offer”) to eligible contract owners who purchased the MGIB Rider and who choose to annuitize under the MGIB Rider on July 29, 2016 (the “Special Exercise Date”).

Under the Enhancement Offer, if you choose to annuitize (i.e., begin receiving income phase payments) under the MGIB Rider on the Special Exercise Date, we will increase the MGIB Benefit Base, which is used to determine income phase payments under the MGIB Rider, by 10%. This increased amount is known as the Enhanced MGIB Benefit Base. You are not required to accept the Enhancement Offer, and you do not need to take any action if you do not want to accept the Enhancement Offer. The Enhancement Offer is an offer to enhance the benefit base used to determine annuity payments under the MGIB Rider. It is not an offer to enhance your Contract’s cash surrender value in exchange for surrendering your contract. Your Contract and the MGIB Rider will continue unchanged if you choose not accept the Enhancement Offer.

Additional details regarding the Enhancement Offer are provided below. At this time we are limiting the Enhancement Offer to contract owners who have purchased certain versions of the MGIB Rider. To see if you are eligible to participate, please see “How do I know if I am eligible to participate in the Enhancement Offer” on page 3 of this supplement. For more information about the MGIB Rider, please see your prospectus.

X.VIACMF-16	Page 1 of 8	May 2016

The Enhancement Offer will not be appropriate for all contract owners and it may not be in your best interest to accept the Enhancement Offer. By accepting the Enhancement Offer and fully annuitizing your MGIB Rider, you are giving up the potential for your contract value and the MGIB Benefit Base to increase over time. You also will no longer be able to contribute premium payments to the Contract or invest in any of the subaccounts. Additionally, as described below, your Contract death benefit will terminate.  You should carefully review this supplement and make sure you understand the terms of the Enhancement Offer, and consider current market conditions, prior to making a decision on whether or not to annuitize under the MGIB Rider. Your financial professional can help you understand whether the Enhancement Offer would be appropriate for you given your personal circumstances and financial goals.

What does it mean to annuitize under the MGIB Rider, and what will happen to my Death Benefit? If you fully annuitize under the MGIB Rider pursuant to the Enhancement Offer, your MGIB Rider will terminate and you will enter the income phase of your Contract. This means you will no longer be able to contribute premium payments to the Contract or potentially grow your contract value or MGIB Benefit Base and you also will no longer be invested in any subaccounts. Once you have chosen to annuitize it cannot be undone.

Annuitizing by accepting the Enhancement Offer will have the same impact on any death benefits as annuitizing under the Contract or the MGIB Rider at any other time. Upon full annuitization, the death benefit under your Contract as well as any death benefit rider you purchased with your Contract will terminate. If any contract owner or the annuitant dies after the income phase begins, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time. For more information regarding your death benefit, please see the “DEATH BENEFIT CHOICES” section of your prospectus. You should consider whether annuitizing under the MGIB Rider is more important to you than retaining the Contract death benefit or any death benefit rider you purchased with your Contract.

How does the Enhancement Offer work? The Enhancement Offer is being made for a period no less than 30 days, which we call the Offer Window and which ends on the Special Exercise Date. During the Offer Window you can choose to accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. There is no fee associated with accepting the Enhancement Offer. If you choose to accept the Enhancement Offer, the MGIB Benefit Base will be increased by 10% to determine your Enhanced MGIB Benefit Base.

Enhanced MGIB Benefit Base. If you choose to accept the Enhancement Offer, we will calculate the MGIB Benefit Base on the Special Exercise Date in the same manner as described in your MGIB Rider and your prospectus (including applicable maximums on the MGIB Rollup Base). We will then multiply the MGIB Benefit Base by 110% to determine the Enhanced MGIB Benefit Base. We will then determine the MGIB annuity income by multiplying the Enhanced MGIB Benefit Base (adjusted for any Market Value Adjustment and premium taxes) by the MGIB income factors specified in your rider for the MGIB annuity option you selected, and then dividing by $1,000.

Please note that, like the MGIB Benefit Base, the Enhanced MGIB Benefit Base is only a calculation used to determine MGIB annuity income. The Enhanced MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of the Contract’s cash surrender value or death benefit. If you do not choose to annuitize the MGIB Rider on the Special Exercise Date, the normal MGIB Benefit Base will apply if you later annuitize under the MGIB Rider. APPENDIX A to this supplement provides hypothetical examples of how the Enhanced MGIB Benefit Base may impact MGIB annuity income. In certain situations, including for example if your contract value is greater than the Enhanced MGIB Benefit Base, the Enhancement Offer will not provide a greater payment to you.

X.VIACMF-16	Page 2 of 8	May 2016

How will I be notified about the Offer Window? You will receive a letter prior to the beginning of the Offer Window that specifies the period during which you can choose to accept the Enhancement Offer. The letter will also provide your current contract value, your estimated MGIB Benefit Base and your estimated Enhanced MGIB Benefit Base that will be used to calculate your income phase payments should you choose to accept the Enhancement Offer. Because your MGIB Benefit Base may fluctuate up until the Special Exercise Date, you will not know the actual Enhanced MGIB Benefit Base and enhanced income phase payment amount until we calculate it on the Special Exercise Date, after you have accepted the Enhancement Offer. However, the Enhanced MGIB Benefit Base and income phase payment amount on the Special Election Date will be equal to or higher than the estimated Enhanced MGIB Benefit Base and income phase payment amount shown in the letter, although any withdrawals taken or transfers between Covered Funds, Special Funds and Excluded Funds prior to the start of the annuity payments may affect the Enhanced MGIB Benefit Base and payment amount. See “Calculation of MGIB Rollup Bases” and “Calculation of MGIB Ratchet Bases” within the Minimum Guaranteed Income Benefit Rider (the “MGIB rider”)” section of the prospectus for further information about the impact of withdrawals and transfers on the MGIB Benefit Base. If you choose to accept the Enhancement Offer, you will receive an endorsement to your Contract which will provide for the Enhanced MGIB Benefit Base.

Who should I contact if I wish to accept the Enhancement Offer? To accept the Enhancement Offer, you may complete the form included with your offer letter or contact Customer Service at (877) 235-8564 at any time during the Offer Window.

What MGIB annuity options are available if I accept the Enhancement Offer? If you choose to accept the Enhancement Offer, you may choose from any of the MGIB annuity options available under the MGIB Rider. You should consider all of your options prior to accepting the Enhancement Offer and discuss your personal situation with your financial, legal and/or tax adviser.

Will I incur Surrender Charges or be subject to a Market Value Adjustment if I accept the Enhancement Offer? We will waive any surrender charges if you accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. If the surrender charge period on your Contract has not expired, you will be subject to applicable surrender charges if you choose to annuitize under your Contract or under the MGIB Rider on a date other than the Special Exercise Date. The surrender charge schedule is described in your prospectus and in your Contract.

If you are invested in a Fixed Interest Allocation and the date you choose to begin income phase payments (including the Special Exercise Date) does not end on or within 30 days of the end of the guaranteed interest period, you will be subject to a Market Value Adjustment. The Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates have risen during the guaranteed interest period the Market Value Adjustment may be negative and reduce your contract value. On the other hand, if interest rates have fallen, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. For Additional information, please see the “Market Value Adjustment” section in the Fixed Account II appendix of your prospectus.

We cannot provide advice on whether you should accept the Enhancement Offer and incur such charges and adjustments. You should discuss with your financial, legal and/or tax adviser whether in your individual situation, the value of the Enhancement Offer after incurring any applicable Market Value Adjustment outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply.

X.VIACMF-16	Page 3 of 8	May 2016

Do I need to annuitize the entire MGIB Benefit Base to participate in the Enhancement Offer? No, the MGIB Rider allows you to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB Rider one time during the life of your Contract. If you elect the Enhancement Offer, you may elect to do this on the Special Exercise Date. Any portion of the MGIB Benefit Base annuitized on the Special Exercise Date will receive the 10% increase, however any portion of the MGIB Benefit Base not annuitized on the Special Exercise Date will not receive this increase. Your contract value and death benefit will be reduced on a proportional basis based on the portion of the MGIB Benefit Base annuitized prior to adding the 10% increase. Choosing to annuitize only a portion of the MGIB Benefit Base will not impact your ability to make additional premium payments, see “Purchase and Availability of the Contract” in the “THE ANNUITY CONTRACT” section of your prospectus. Any surrender charges on the portion of the MGIB Benefit Base annuitized will be waived, but surrender charges, if any, will continue to apply on the portion not annuitized. For information about the taxation of annuity payments, including partial annuitizations, please see “Taxation of Annuity Payments” in the “FEDERAL TAX CONSIDERATIONS” section of your prospectus. Please consult your financial, legal and/or tax adviser before annuitizing only a portion of the MGIB Benefit Base.

Why is the Company making the Enhancement Offer?

•      Contract Owner Benefits - The Company believes that the Enhancement Offer may be beneficial to our contract owners who would like to take advantage of the opportunity to annuitize under the MGIB Rider and receive a higher level of income phase payments due to the Enhanced MGIB Benefit Base. As noted above, accepting the Enhancement Offer may not be appropriate for all contract owners and you should consult with your financial professional to determine if accepting the Enhancement Offer is right for your personal and financial situation.

•      Company Benefits - The Company is taking steps, such as making the Enhancement Offer, to reduce the Company’s risks associated with a block of variable annuity contracts that are no longer offered for sale and through which the MGIB Rider was available. Providing guarantees under the MGIB Rider may be costly to the Company, particularly during periods of extended low interest rates, declining equity markets as well as high volatility in either equity markets or interest rates. If you accept the Enhancement Offer, the costs incurred by the Company to provide the guarantees under the MGIB Rider are more certain and the Company’s overall costs for providing the guarantees may be reduced over time. Additionally, the Company may benefit from being able to extend its ongoing relationship with contract owner’s that accept the Enhancement Offer and be able to focus more on offering different annuity, retirement, investment and insurance products rather than managing its closed block of variable annuities.

How do I know if I am eligible to participate in the Enhancement Offer? At this time we are making the Enhancement Offer available to contract owners who have purchased certain versions of the MGIB Rider with a form number IU-RA-1047(08/06), except for Contracts in the state of Washington, which has not approved the endorsement that provides the Enhanced MGIB Benefit Base.

We may make the Enhancement Offer available for MGIB Riders with different form numbers and/or different states in the future. Eligible contract owners will receive a prospectus supplement, as well as the letter and endorsements described above.

What happens if I don’t take any action? If you take no action, the Enhancement Offer will expire at the end of the Offer Window and your contact and the MGIB Rider will continue unchanged.

X.VIACMF-16	Page 4 of 8	May 2016

What are some factors I should consider in deciding whether to accept the Enhancement Offer? We urge you to carefully review this prospectus supplement and discuss the Enhancement Offer with your financial, legal and/or tax adviser prior to making a decision to annuitize under the MGIB Rider. Once you have chosen to annuitize it cannot be undone. In deciding whether to annuitize pursuant to our Enhancement Offer, you should consider all factors relevant to your personal situation. Some of the factors you may wish to consider are:

•      We determine the highest amount of income that will be available to you after taking into account your contract value applied to current income factors, your contract value applied to the Contract’s guaranteed income factors, and the MGIB Benefit Base applied to the MGIB rider income factors. Because the MGIB Rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract’s applicable annuity factors. If your contract value exceeds the MGIB Benefit Base or Enhanced MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider;

•      The current contract value, your MGIB Benefit Base, and the value of the Contract’s death benefit, as well as the extent to which you believe these values may continue to grow if you defer annuitization until a later date (in particular, you should take into account the roll-up and ratchet features of your MGIB Rider, which may operate to increase your MGIB Benefit Base);

•      Your desired level of income payments and the period you will receive such income payments should be considered when choosing an income option. Period certain options may result in a higher dollar amount per payment, but it is important to note that payments will stop at the end of the period certain. For example, under a “20 Years Period Certain” annuity option, all payments will stop after 20 years. If you desire income for your lifetime, you should consider the life contingent payout options. APPENDIX B to this supplement provides hypothetical examples of the potential differences in annual payments and total benefits that may be paid under different MGIB annuity options;

•      Whether it is important for you to leave a death benefit to your beneficiaries;

•      The fact that the longer you wait to annuitize, the greater the potential for higher income phase payments if your contract value and/or MGIB Benefit Base increases. Additionally, for life contingent annuitization options, the longer you wait to annuitize the larger the income factor used to determine your annuity income will be (which means higher income phase payments) regardless of whether you annuitize under your MGIB Rider or under the Contract;

•      Whether your need for MGIB income is more important to you than the ability to make withdrawals of contract value from your Contract or to surrender or exchange your Contract at a later date (and the tax consequences of annuitization, withdrawal, and surrender);

•      Whether your need for MGIB income is more important to you than the tax deferral provided during the accumulation phase of the Contract;

•      Whether the value of the Enhancement Offer after incurring any applicable Market Value Adjustment outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply;

•      The tax impact of accepting the Enhancement Offer, particularly if your Contract is an IRA and you are or may be subject to required minimum distributions under the Internal Revenue Code;

•      Whether your contract value is greater than your Enhanced MGIB, in which case accepting the Enhancement Offer would not provide any additional benefit to you;

•      Whether the increased MGIB annuity income that you will receive due to the Enhanced MGIB  Benefit Base and the ability to begin receiving annuity income now is more valuable to you than continuing your Contract’s accumulation phase and the potential for growth of your contract value, MGIB Benefit Base, and death benefit; and

•      How the MGIB annuity options compare to the annuity options otherwise available under the Contract as described in your prospectus under the heading “THE ANNUITY OPTIONS.”

We cannot provide you with advice as to how to consider these factors and how they may affect you personally, nor can we provide advice regarding any potential future increase or decrease of either your contract value or the value of any living benefit or death benefit. Please discuss with your financial professional whether the Enhancement Offer is suitable for you based on your particular circumstances.

X.VIACMF-16	Page 5 of 8	May 2016

What else do I need to know? We reserve the right to terminate or modify the Enhancement Offer at any time prior to our receipt of your acceptance, and to reject any request to accept the Enhancement Offer. In addition, we reserve the right to offer different and more or less favorable terms to you or other contract owners in the future if we choose to make new or different offers available. By accepting the Enhancement Offer you may not be able to participate in such future offers.

You should discuss this offer with your financial representative to determine whether accepting the Enhancement Offer is suitable for you given your unique financial position and future financial, retirement, and insurance needs. You should not annuitize under the MGIB Rider unless you determine, after consulting with your financial representative, that doing so is more beneficial to your needs than continuing to maintain your Contract and/or annuitizing under the Contract or under the MGIB Rider at a later date. You should discuss the tax impact of accepting the Enhancement Offer with your financial, legal and/or tax adviser, particularly if your Contract is an IRA and you are or may be subject to required minimum distributions under the Internal Revenue Code.

You may want to discuss this offer with the beneficiaries named in your Contract to determine whether you need the death benefit protection provided under the Contract.

We will not compensate your financial professional based on whether or not you annuitize under the MGIB Rider pursuant to the Enhancement Offer, however if your financial professional is currently receiving ongoing selling compensation, they will no longer receive such compensation if you accept the Enhancement Offer. Accordingly, your financial professional may have an incentive to recommend whether or not you should accept the Enhancement Offer. For example, by not annuitizing at this time, your contract value may continue to grow and the commissions paid to your financial professional or firm may continue and/or increase. In addition, if you do not annuitize and later choose to exchange your Contract for another product, your financial professional may receive compensation in connection with such exchange. For more information regarding the compensation we may pay to your financial professional, please see “Selling the Contract” in your prospectus.

X.VIACMF-16	Page 6 of 8	May 2016

APPENDIX A

Hypothetical Examples of How the Enhanced MGIB Benefit Base

May Impact MGIB Annuity Income

Example 1:  Enhanced MGIB Benefit Base is significantly larger than the Contract Value. Enhanced MGIB Benefit Base produces a larger income payment than Contract Value.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$170,000	$170,000
	MGIB Benefit Base	$200,000
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$797	$797
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$886	$975

Example 2:  Enhanced MGIB Benefit Base is larger than the Contract Value. Enhanced MGIB Benefit Base produces a larger income payment than Contract Value even though the MGIB Benefit Base without enhancement produced a smaller income payment than the Contract Value.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$195,000	$195,000
	MGIB Benefit Base	$200,000
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$914	$914
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$914	$975

Example 3:  Enhanced MGIB Benefit Base is slightly larger than the Contract Value. However, the Contract Value produces a larger income payment than the Enhanced MGIB Benefit Base.

Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$210,000	$210,000
	MGIB Benefit Base	$200,000
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$985	$985
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$985	$985

All Values are hypothetical and reflect a Life with 10 Year Period Certain annuitization Option.

X.VIACMF-16	Page 7 of 8	May 2016

APPENDIX B

Hypothetical Examples of Annuitization Payments for
Different MGIB Annuitization Options

The examples below demonstrate the potential differences in annual benefit payments based on a hypothetical annuitization of a $100,000 Enhanced MGIB Benefit Base.

Example 1: Annual benefit payments are shown below based upon annuitization at 65. If the 20-Years Period Certain only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$4,700	$5,203	$5,738
Payments in year 11	$4,700	$5,203[1]	$5,738
Payments in year 21	$4,700[1]	$5,203[1]	$0

Example 2: Annual benefit payments are shown below based upon annuitization at 70. If the 20-Years Period Certain only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,122	$6,081	$5,738
Payments in year 11	$5,122	$6,081[1]	$5,738
Payments in year 21	$5,122[1]	$6,081[1]	$0

Example 3: Annual benefit payments are shown below based upon annuitization at 75. If the 20-Years Period Certain only option is elected, after 20 years, no additional payments will be made.

	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,448	$7,124	$5,738
Payments in year 11	$5,448	$7,124[1]	$5,738
Payments in year 21	$5,448[1]	$7,124[1]	$0

_______________________________

1   If annuitant is alive.

X.VIACMF-16	Page 8 of 8	May 2016

VOYA FINANCIALTM	Contract: [ContractNumber]

	Questions?	Hours (Eastern Tima)
	(877) 235-8564	8:30 a.m. – 6:30 p.m. (Mon. – Thurs.)
	Voya.com	8:30 a.m. – 5:30 p.m. (Friday)

 [Date]

                                                                                Your Representative:

[AgtName]
[OwnName]	[BDName]
[OwnAdd]	[AgtAdd]
[OwnCityStZip]	[AgtCityStZip]

** TIME SENSITIVE INFORMATION ABOUT YOUR VARIABLE ANNUITY CONTRACT. **

Your variable annuity with Voya Financial® lets you invest for the future and, when you’re ready, receive guaranteed income. Now, you have an opportunity to increase the amount of income that you can receive.

Start receiving income now, and get [enhancement%] more

Your annuity includes a Minimum Guaranteed Income Benefit (MGIB) rider, which means your contract can provide you with income for a set number of years, or for a lifetime. Now, through [denhancedib], if you want to start receiving income from your annuity, we will add [enhancement%] to your MGIB Benefit Base, which is the value used to determine the amount of your payments. Below is a comparison of what your monthly annuity payments would be using your Original MGIB Benefit Base and an example of what you could receive with the [enhancement%] enhancement (Enhanced MGIB Benefit Base).

Annuity Payment Option	Original Payment Amount	Enhanced Payment Amount
Single Life with 10 Years Period Certain*	$[x.xx]	$[x.xx]
Single Life with 20 Years Period Certain*	$[x.xx]	$[x.xx]
20 Years Period Certain*	$[x.xx]	$[x.xx]

As you consider this offer, we recommend that you work with your agent and/or tax advisor to review your income needs, tax and other personal considerations, such as your age. The offer may not be beneficial for everyone. If you accept this offer, it is important to know that you will no longer have the option to elect an additional withdrawal or cash surrender from your contract. Please see the enclosed frequently asked questions or your prospectus supplement for more information.

Respond by [denhancedib] to accept this offer

If you would like to accept this offer, we need to receive the enclosed form no later than the close of business on [denhancedib]. Requests will be processed as of that date. If you don’t feel this offer is right for you, then no action is required and there will be no changes to your annuity.

Please read the enclosed list of frequently asked questions carefully, as they provide additional information to consider before taking this offer. Still have questions?  Please call us at (877) 235-8564. We are available Monday through Thursday, 8:30 a.m. to 6:30 p.m. Eastern Time, or Friday, 8:30 a.m. to 5:30 p.m. Eastern Time.

Enclosures

[Disclosure]

VOYA

              FINANCIALTM

Questions You May Have

Why is Voya offering this enhancement?

Voya no longer sells variable annuities with the guarantee riders like the one you purchased several years ago. As such, we are exploring ways we can offer customers like you the opportunity to receive annuity payments with an enhanced benefit base. Taking advantage of this offer may be beneficial to you, while also potentially benefiting Voya as we focus on offering different annuity, retirement, investment and insurance solutions.

My letter mentions an Original MGIB Benefit Base and an Enhanced MGIB Benefit Base. What’s the difference?

The Original MGIB Benefit Base is what would be used to determine the original amount of income you would receive from your annuity, assuming your contact value isn’t higher. By choosing this offer, we will increase your benefit base by [enhancement%], which is the Enhanced MGIB Benefit Base. The example illustrated in your letter shows how your payments would differ as a result of accepting our offer for an Enhanced MGIB Benefit Base.

Is there a fee or cost to accept this offer?

No, there is no fee or cost to accept Voya’s offer.

How would my annuity change if I decide to take advantage of this offer?

By choosing this offer, we will increase your MGIB Benefit Base by [enhancement%] and you will no longer have the option to elect a cash surrender. Also, the death benefit on your annuity will now be equal to the remaining payments under your elected period certain term*.

Other than increasing the MGIB Benefit Base, are there any other changes or new features being offered?

No, there are no additional changes to the terms or features of your annuity.

I’m not receiving payments from my annuity now. If I elect this offer, do I have to start taking payments?

Yes, if you decide to accept the enhancement offer, you would begin taking payments from your annuity. Payment options are summarized on the election form.

Traditionally, there are two phases to an annuity contract. Your contract is currently in the first phase, which is known as the accumulation or deferral phase. During this phase, you can add deposits to your contract to work toward accumulating assets. The second phase is known as the distribution, or annuitization phase, during which you elect to begin receiving recurring payments from your annuity or take a lump sum and liquidate your annuity. The MGIB rider is designed to provide income for a set number of years, or for a lifetime, once you decide to begin receiving recurring payments from your annuity.

I’m not ready to begin receiving recurring payments from my annuity. Can I wait to do so?

Yes. You are not required to begin receiving payments – you can continue to wait until the time is right for you. However, this enhancement offer is only available until [denhancedib].

Are there any tax or other issues I should consider?

Everyone’s financial profile is different, so we recommend that you contact your agent and/or tax advisor to determine if receiving annuity payments sooner makes sense given your unique income needs and tax status. Special consideration should be given if you are under the age of 59½ years old. Please refer to the prospectus you received when you originally purchased your annuity for additional considerations.

How were my payment quotes in the letter determined?

The quotes provided were estimated based on your contract value of [$CV value] as of [cv_date] and rider values by using $[MGIBbase] as the Original MGIB Benefit Base and $[EnchMGIBbase] as the Enhanced MGIB Benefit Base as of [MGIBEndDt]. The quotes displayed are for illustrative purposes only and do not reflect any tax withholding that may be applicable to your specific situation. The projected MGIB Benefit Base shown in your letter includes any impact of special funds, maximum rollup base and maximum rollup age. We have assumed that you make no future transfers, partial surrenders, or withdrawals on your annuity contract (including, but not limited to systematic programs, such as automatic rebalancing and systematic withdrawals).

While several MGIB income options are illustrated in your letter, there are other selections that may better support your long-term income needs. Please note that if your contract value provides for larger annuity payments, the quotes provided will be based on your contract value and will not be based on the enhanced MGIB benefit base. If that is the case, this enhancement offer would not provide a greater payment amount to you.

Who can I call if I have questions?

We have a dedicated group of Voya representatives that can answer any questions you may have, so feel free to call us at (877) 235-8564. We are available Monday through Thursday, 8:30 a.m. to 6:30 p.m. Eastern Time, or Friday, 8:30 a.m. to 5:30 p.m. Eastern Time.

*Period certain options may result in a higher dollar amount per payment, but it is important to note that payments will stop at the end of the period certain. For example, for the “20 Years Period Certain” option listed in the table above, all payments will stop after 20 years. If you desire income for your lifetime, you should consider the life contingent payout options. A more detailed list of some of the factors you may wish to consider is included in the prospectus supplement.

[Disclosure]